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                              June 11, 2024

       Bradley H. Bailey
       Chief Financial Officer
       ETF Managers Group Commodity Trust I
       3333 Warrenville Road, Suite 350
       Lisle, IL 60532

                                                        Re: ETF Managers Group
Commodity Trust I
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            File No. 001-36851

       Dear Bradley H. Bailey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Report of Independent Registered Accounting Firm, page 58

   1. We note that your auditors' report does not appear to identify and cover the following financial statements:
                                                            Combined Statements
of Assets and Liabilities;
                                                            BDRY Statements of
Operations;
                                                            BDRY Statements of
Changes in Net Assets; and
                                                            BDRY Statements of
Cash Flows.
                                                        Please address this
matter with your auditors and have them confirm for us that their audits covered these
financial statements. If so, tell us in your response and have them represent that they
will properly identify all the financial statements and schedules of each individual Fund and the
combined results of the Trust in your upcoming Form 10-K and all future Forms 10-K.
See Securities Act Sections Compliance and Disclosure
                                                        Interpretations
Question (CDI) 104.01.
 Bradley H. Bailey
FirstName  LastNameBradley H. Bailey
ETF Managers   Group Commodity Trust I
Comapany
June       NameETF Managers Group Commodity Trust I
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
Item 9A. Controls and Procedures, page 59

2. We note your use of the possessive plural "Funds'" in your conclusions on disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR). We also note that the possessive form of your DCP conclusion is the singular "Fund's" in your
         Forms 10-Q for the quarterly periods ended December 31, 2023 and March 31, 2024.
         Please confirm for us that your DCP and ICFR conclusions, as relevant, in your fiscal
         2023 Form 10-K and fiscal 2024 Forms 10-Q covered the Trust and each of your individual Funds. If so, represent to us that you will:
             revise your DCP and your ICFR disclosures, as appropriate, in future filings to separately identify and conclude on each series Fund as well as the Trust; and
             add disclosure in future filings to specifically indicate that your CEO and CFO certifications are applicable to each series Fund as well as to the Trust.
         See Securities Act Sections CDI Question 104.01.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets